Phoenix Apps Inc.
125-720 King Street West, Suite 2000
Toronto, Ontario M5V 3S5 Canada
(239) 451-3016

March 25, 2016

Katherine Wray – Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:            Phoenix Apps Inc. (the “Company”)
Registration Statement on Form S-1, Filed February 19, 2016
File No. 333-209591

Dear Ms. Wray:

The Company is in receipt of your comment letter dated March 17, 2016, regarding the Company’s filings referenced above.

Below are the comments from your comment letter each followed by the Company’s responses thereto.

General

Comment #1

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment #1

No such written communications have been presented to any potential investors.

Cover Page

Comment #2

You disclose that you intend to apply for quotation of your stock on the OTCBB or OTCQB.  Elsewhere in your document, you only mention OTCQB.  Please reconcile or advise.

Response to Comment #2

The Company has removed the reference to the OTCBB.

Comment #3

Please expand your cover page disclosure to succinctly disclose the percentage ownership of your common stock by the officers and directors after the offering, assuming all shares have been sold.

Response to Comment #3

The Company has made the revision noted in this comment.

Prospectus Summary, page 4

Comment # 4

Please note that under Securities Act Rule 421(d), the summary disclosure is subject to plain English principles.  In this regard, please remove the third paragraph on page 4, as it repeats verbatim the first sentence of the preceding paragraph.

Response to Comment #4

The Company has made the revision noted in this comment.

Comment #5

Please disclose your auditor’s going concern qualification in your prospectus summary.

Response to Comment #5

The Company has added its auditor’s going concern qualification in the prospectus summary.

Risk Factors

Even if there is no immediate need for capital . . ., page 15

Comment #6

Please revise the last sentence to clarify the types of equity securities to which you refer.  In this regard, we note your disclosure elsewhere that you are authorized to issue 10 million shares of preferred stock.

Response to Comment #6

The Company has revised the last sentence of this item to reflect the possible issuance of preferred stock. The Company has also revised the subcaption and first sentence to include preferred stock.

Dilution, page 22

Comment #7

Please provide a comparison of the public contribution under the proposed public offering and the effective cash contribution of officers, directors, promotors, and affiliated persons.  Refer to Item 506 of Regulation S-K.

Response to Comment #7

The Company has made the revisions noted in this comment.

Management’s discussion and analysis of financial condition and result of operations

Comment #8
Please disclose in this section that the portfolio of Apps purchased from Messrs. Wadden and Mirzaagha was fully impaired upon completion of the purchase, as you indicate on page 62. Explain the reason for and consequences of this impairment. Add an appropriate risk factor.

Response to Comment #8

The Company has included the requested disclosure in the Overview and added a related risk factor in the section titled “RISKS RELATED TO OUR BUSINESS AND OUR FINANCIAL CONDITION”.

Liquidity and Capital Resources

Liquidity, page 24

Comment #9

Based on your current cash resources, please disclose the number of months that you are able to sustain operations. To the extent that you are unable to sustain operations for 12 months, also disclose the additional capital needed to continue operations for the next 12 months.

Response to Comment #9

The Company has made the revisions noted in this comment.

Business, page 27

Comment #10

We note that as employees of Echo Bay Apps and Echo Bay Books, Messrs. Wadden and Mirzaagha develop applications. Given that you also develop applications, please clarify how you determine the ownership of any new applications that they develop and how you intend to resolve any conflicts that may arise. We note in this regard your risk factor disclosure at the top of page 12 stating that, “There can be no assurance that concepts for mobile applications developed by either [Mr. Wadden or Mr. Mirzaagha] will be presented to the Company for consideration.”

Response to Comment #10

The Company has added statements regarding how the Company determines ownership of new applications and how it intends to resolve any conflicts.

Security ownership of certain beneficial owners and management, page 33

Comment #11
Please clarify in your table that the percentage of your stock owned after the offering assumes that the maximum amount of shares offered has been sold.

Response to Comment #11

The Company has made the revision noted in this comment.

Certain relationships and related party transactions, page 34.

Comment #12

You disclose that you have no related-party transactions. Please provide us your analysis in support of your conclusion that the following are not required to be disclosed under Item 404 of Regulation S-K, or provide the required disclosure:

•	Transactions resulting in accounts receivable of $1,480 that are “recoverable from related parties,” as stated on page 51;
•	The entry into the Asset Purchase Agreement dated November 30, 2015, including the issuance of shares, with your existing directors and employees; and
•	The advancement of $72,500 by your chief executive officer to cover the purchase of the Apps under the Asset Purchase Agreement and payment of your legal fees.

Response to Comment #12

The Company has added disclosure of the items listed in this comment.

Description of capital stock, page 34

Comment #13
Please disclose the existence of the exclusive forum provision contained in your articles of incorporation filed as exhibit 3.1.

Response to Comment #13

The Company has made the revision noted in this comment.

Shares eligible for future sale, page 39

Comment #14
Please revise the first sentence of the first paragraph where you disclose that you will have 2 million shares of common stock outstanding after the offering. Elsewhere you disclose that you will have 45,300,000 shares outstanding.

Response to Comment #14

The Company has made the revision noted in this comment.

Financial Statements, page 45

Comment #15
We note your disclosure on page 65 that on November 30, 2015, Phoenix Apps Inc. entered into an Asset Purchase Agreement, whereby it purchased the portfolio of Apps from Mr. Wadden and Mr. Mirzaagha for an aggregate of $60,000. As such, it appears that Phoenix Apps is the legal acquirer of the assets. We further note your disclosure that the merger will be treated as a reverse acquisition, and therefore Phoenix Apps Inc. is treated as the accounting acquirer such that the financial statements of Phoenix Apps immediately after the merger will become those of Phoenix Apps Inc. Considering your disclosures that Phoenix Apps Inc. is both the legal acquirer and the accounting acquirer, clarify how this is a reverse acquisition. To the extent you consider Phoenix Apps to be the accounting acquirer, clarify why it is not reflected as the continuing reporting entity of the registrant. That is, clarify why the financial statements of Phoenix Apps Inc. filed for periods after the reverse merger is completed are not those of the accounting acquirer or predecessor, including the comparative periods of the predecessor. The predecessor’s financial statements should be presented for periods prior to the acquisition separated by a black line. Clarify the authoritative literature you are relying on in accounting for this transaction.

Response to Comment #15

The references to a reverse acquisition were in error and the financial statements have been updated and presented accordingly throughout to reflect the true nature of the transaction.  In addition, the Company made clarifying changes to the Summary Financial Data section on page 6, the first risk factor under the Risk Factor section on page 6, the Selected Financial Data section preceding Management’s discussion and analysis of financial condition and results of operations, and Management’s discussion and analysis of financial condition and results of operations.
Part II. Information not Required in Prospectus
Item 13. Other Expenses of Issuance and Distribution, page 67

Comment #16
Please provide the disclosure required by Item 511 of Regulation S-K. Please note that the disclosure is required regardless of whether the expenses are to be deducted from the offering proceeds.

Response to Comment #16

The Company has made the revision noted in this comment.

Sincerely,

/s/ Yi Xing Wang
Yi Xing Wang – Chief Executive Officer